Exhibit 4.21

Date: February 18, 2004

AmendingLetter to the Supplement to the General Terms for Opening a Credit Account in Foreign Currency and Israeli
Currency dated February 11, 2002, and the Amending Appendix, dated March 12, 2003, to the Supplement to the aforesaid Terms of Management

Further to the General Terms for Opening a Credit Account in Foreign Currency and Israel Currency dated June 13, 2000, and further to the Supplement to the General Terms for Opening a Credit Account in Foreign Currency and Israeli Currency dated February 11, 2002, and the Amending Letter dated March 24, 2002 (hereafter: “the Supplement to the Terms of Management”) and further to the “Amending Appendix to the Supplement to the General Terms for Opening a Credit Account in Foreign Currency and Israeli Currency dated February 11, 2002” which was signed by us on March 12, 2003 (hereafter: “the Amending Appendix”) and the additional amending letter dated July 30, 2003 (“the Additional Amending Letter”), we declare that in the Supplement to the Terms of Management and in the Amending Appendix and in the Additional Amending Letter the following changes shall apply:

The terms in this document shall have the same meaning as they have in the Supplement to the Terms of Management, in the Amending Appendix and in the Additional Amending Letter.

1.	In paragraph 4 of the Amending Agreement the following changes shall apply:

The line beginning with the words: “At every time in 2004” shall be replaced with the line: “In 2004, at the end of every quarter, no less than the following: first quarter — $ 500,000, second quarter — $ 700,000, third quarter — $ 1,000,000, fourth quarter — $ 1,300,000.”

2.	Paragraph 5 of the Amending Appendix shall be amended as follows:

a.	The line beginning with the words “In 2004” shall be deleted and it shall be replaced by: “In 2004, the cumulative EBITDA in each quarter shall not be less than the following amounts: first quarter — $ 800,000, second quarter — $ 1,800,000, third quarter — $ 3,600,000, fourth quarter — $ 6,000,000.”

b.	In the paragraph beginning with the words: “In addition to the aforesaid the company undertakes”, the existing table shall be cancelled and the following table shall replace it:

On date	31.03.04	31.06.04	30.09.04	30.12.04	31.03.05	30.06.05	30.09.05
The ratio	1 : 58	1 : 52	1 : 42	1 : 32	1 : 11.5	1 : 11	1 : 11

c.	In the paragraph beginning with the words: “The company also undertakes…” the existing table shall be cancelled and the following table shall replace it:

Year	2004	2005
The ratio	1 : 8	1 : 4.5

3.	Paragraph 5.3 of the Supplement to the Terms of Management shall be deleted.

4.	In paragraph 6 of the Amending Appendix “6” shall be written instead of “9”.

5.	In the other Terms of Management and the Supplement to the Terms of Management and the Amending Appendix there shall be no change.

6.	This document shall come into effect when we sign the accompanying document concerning the liability for commission for this letter.

Sincerely, —————————————— NUR Macroprinters Ltd.

We agree to the aforesaid: —————————————— Bank Leumi le Israel Ltd.